Exhibit 4.5

WARRANT ASSUMPTION AGREEMENT

THIS WARRANT ASSUMPTION AGREEMENT (this “Agreement”) is entered into as of September 25, 2024, by among Acri Capital Acquisition Corporation, a Delaware corporation (“Company”), Acri Capital Merger Sub I Inc. a Delaware corporation and wholly-owned subsidiary of the Company (“PubCo”), and VStock Transfer, LLC, a California limited liability company (the “Warrant Agent”). Capitalized terms used and not otherwise defined herein shall have the meanings given such terms in the Warrant Agreement (as defined below).

W I T N E S S E T H:

WHEREAS, the Company and the Warrant Agent are parties to a certain Warrant Agreement, dated as of June 9, 2022 (the “Warrant Agreement”), pursuant to which Company issued warrants to purchase its shares of Class A common stock, par value $0.0001 per share (the “Warrants”);

WHEREAS, the Company entered into a Business Combination Agreement, dated as of February 18, 2024 (the “Business Combination Agreement”) with PubCo, Acri Capital Merger Sub II Inc., a Delaware corporation and a wholly-owned subsidiary of PubCo, the (“Merger Sub”), and certain other parties;

WHEREAS, pursuant to the Business Combination Agreement and subject to the terms and conditions therein, the Company will merge with and into PubCo (the “Reincorporation Merger”);

WHEREAS, pursuant to the Business Combination Agreement, at the effective time of the Reincorporation Merger, each Warrant outstanding immediately prior to the effective time of the Reincorporation Merger shall be automatically converted into one warrant issued by PubCo (“PubCo Warrants”), and all such converted Warrants shall thereupon cease to be outstanding and shall automatically be canceled and retired and shall cease to exist. Each of the PubCo Warrants shall have, and be subject to, substantially the same terms and conditions set forth in the Warrant Agreement, except that they shall represent the right to acquire common stock of PubCo, par value $0.0001 per share in lieu of shares of Class A common stock of the Company.

WHEREAS, Section 4.5 of the Warrant Agreement provides that, in the case of any merger or consolidation of the Company with or into another corporation (other than a consolidation or merger in which the Company is the continuing corporation and that does not result in any reclassification or reorganization of the issued and outstanding shares of Class A Common Stock) (a “Merger Event”), the Warrant holders shall thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the Warrants and in lieu of the shares of Class A common stock of the Company immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, that the Warrant holders would have received if such holder had exercised his, her or its Warrant(s) immediately prior to such event;

WHEREAS, pursuant to the Business Combination Agreement and the Warrant Agreement, PubCo desires to assume the obligations of the Company under the Warrant Agreement and the Warrants;

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Company, PubCo, and the Warrant Agent covenant and agree for the benefit of the holders of Warrants as follows:

Article 1
EFFECT OF MERGER EVENT ON WARRANT TERMS

Section 1.01. Warrant Terms. In accordance with Section 4.5 of the Warrant Agreement, at the effective time of the Reincorporation Merger, each Warrant that is outstanding as of the effective time of the Reincorporation Merger shall be exercisable, subject and pursuant to the terms of the Warrant Agreement, for one share of ordinary shares of PubCo for $11.50 per share.

Article 2
PUBCO ASSUMPTION

Section 2.01. Assumption. PubCo hereby assumes the obligations of the Company under the Warrant Agreement and the Warrants.

Article 3
MISCELLANEOUS

Section 3.01. Amendment to Section 3.2. Section 3.2 of the Warrant Agreement shall be amended and restated in its entirety as followings:

“A Warrant may be exercised only during the period (a) commencing on September 26, 2024, and (b) terminating at 5:00 p.m., New York City time on the earlier to occur of (i) the date that is five (5) years after September 26, 2024, (ii) at 5:00 p.m., New York City time on the Redemption Date as provided in Section 6.2 of this Agreement (“Expiration Date”). The period of time from the date the Warrants will first become exercisable until the expiration of the Warrants shall hereafter be referred to as the “Exercise Period.” Except with respect to the right to receive the Redemption Price (as set forth in Section 6 hereunder), as applicable, each outstanding Warrant not exercised on or before the Expiration Date shall become void, and all rights thereunder and all rights in respect thereof under this Agreement shall cease at the close of business on the Expiration Date. The Company in its sole discretion may extend the duration of the Warrants by delaying the Expiration Date; provided, however, that the Company will provide at least twenty (20) days’ prior written notice of any such extension to registered holders and, provided further that any such extension shall be applied consistently to all of the Warrants.”

Section 3.02. Governing Law. The validity, interpretation, and performance of this Agreement shall be governed in all respects by the laws of the State of New York, without giving effect to conflicts of law principles that would result in the application of the substantive laws of another jurisdiction.

Section 3.03. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but such counterparts shall together constitute but one and the same instrument. The exchange of copies of this Agreement and of signature pages by facsimile or PDF transmission shall constitute effective execution and delivery of this Agreement as to the parties hereto and signatures of the parties hereto transmitted by facsimile or PDF shall be deemed to be their original signatures for all purposes.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties have caused this Warrant Assumption Agreement to be duly executed as of the date first written above.

Acri Capital Acquisition Corporation
as Company

By:	/s/ “Joy” Yi Hua
	Name:	“Joy” Yi Hua
	Title:	Director

Acri Capital Merger Sub I Inc.
as PubCo

By:	/s/ “Joy” Yi Hua
	Name:	“Joy” Yi Hua
	Title:	Director

VStock Transfer, LLC
as Warrant Agent

By:	/s/ Jenny Chen
	Name:	Jenny Chen
	Title:	Compliance Officer

[Signature Page to Warrant Assumption Agreement]